FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8LB
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  [X]       Form 40-F  [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [   ]       No.  [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated May 4, 2004

Communication to Investors and Media
SIGNATURES

Communication to Investors and Media

Leica Geosystems AG
Heinrich-Wild-Strasse
No	07 E Canada GPS Order (May 2004)	CH-9435 Heerbrugg
(Switzerland)

Contact	George Aase, Director Investor Relations	www.leica-geosystems.com
Phone +41 (0)71 727 3064

Leica Geosystems delivers large order for GPS 1200 surveying systems

Alberta, Canada/Heerbrugg, Switzerland, May 4, 2004 — Leica Geosystems has completed delivery of 44 GPS 1200 (GX1230) Real-Time GPS Systems, with software, to Challenger Geomatics in Alberta, Canada.

“Our fulfillment of this large order represents an important validation for the new generation System 1200 technology, which was introduced to the North American market in February,” said Bob Williams, president of Leica Geosystems Surveying and Engineering Division for the Americas.

“Special thanks go to our business partner in Alberta, Spatial Technologies, who managed all aspects of winning the order, configuring and delivering the products, providing technical support and training, all in record time,” added Williams.

Incorporated in 1984, Challenger Geomatics has rapidly grown to be one of the major survey and engineering firms in Western Canada, with over 130 employees serving an international client base in Canada, Asia and Africa. The company will use the Leica GX1230 systems for a wide range of general cadastral surveying and mapping applications.

David Thompson, president of Challenger Geomatics, said, “We chose the GX1230 System because of its superior performance characteristics, which translates into more effective performance of our field survey operations. This benefits our bottom line directly. We had used several brands of GPS, and we conducted field trials to determine which brand to standardize on. Leica’s GPS products performed most consistently, particularly in harsh conditions.”

“Technical service and support were also important factors, and our experience with Spatial Technologies and Leica Geosystems gave us the confidence we needed in this regard,” Thompson added.

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About Leica Universal System 1200 and GX1230

The GX1230 receivers are designed with Leica’s new SmartTrack GPS measurement engine, and incorporate fast self-checking RTK algorithms and a comprehensive self-explanatory graphical user interface. The rugged GPS instruments, with magnesium alloy construction, are built to the toughest MIL specifications to withstand extreme field conditions. The SmartTrack technology acquires all visible satellites within seconds, tracks to low elevations and measures under trees and in areas of interference where other receivers often fail. Leica’s SmartCheck technology processes satellite measurements for centimeter-accuracy 20 Hz RTK at distances of 30 km or more.

The GX1230 is part of Leica Geosystems’ new Universal System 1200, the world’s first survey solution that seamlessly integrates GPS and total station technologies with standardized operating and data concepts. Developed from the ground up, the System 1200 makes it possible for surveyors to use both terrestrial and satellite sensors with consistent operation and data management. By blending the two technologies together, the System 1200 guarantees seamless data transfer between GPS and total station instruments, with uniform software, identical controls and a common database, in addition to shared hardware components.

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Leica Geosystems at a glance

Leica Geosystems is among the world leaders in surveying and data capturing for GIS, with the most comprehensive range of systems and solutions for the surveying, mapping, visualization and modeling of spatial data worldwide. Leica Geosystems develops, manufactures and markets modern systems for terrestrial, land and cadastral surveying, environmental remote sensing, engineering and mechanical engineering, building and construction machine guidance, GIS creation and industrial measurement techniques. In September 2003, Leica Geosystems launched the concept of High Definition Surveying, or “HDS™”, in December the Leica Photogrammetry Suite, and in February 2004 the Universal System 1200. The company is divided into six customer-oriented divisions, and has more than 22 sales companies and 200 sales partners worldwide. In 2002, Leica Geosystems was awarded the Frost and Sullivan Strategic Merger and Acquisition Market Engineering Award and in February 2003, it received a Swiss Technology Award. In September 2003, Leica Geosystems received a corporate sustainability rating of “A” from Centre Info, a member of the SiRi Group (Sustainable Investment Research International Group). With this rating, Leica Geosystems “rates among the most sustainable companies in Switzerland”. Leica Geosystems is listed on the Zurich Stock Exchange (SWX:LGSN). For further information about Leica Geosystems, please visit our web site at: www.leica-geosystems.com.

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Contact Person:
George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435
Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com

Telephone (direct)	+41 (0)71 727 3064	E-Mail	George.Aase@leica-geosystems.com
Telephone (operator)	+41 (0)71 727 3131	Fax	+41 (0)71726 5064

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward- looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 5 May, 2004	By:	/s/ Christian Leu

	Name:	Christian Leu
	Title:	Chief Financial Officer